Exhibit 10.1

AMENDMENT TO
CHANGE IN CONTROL SEVERANCE AGREEMENT

THIS AMENDMENT TO CHANGE IN CONTROL SEVERANCE AGREEMENT (this “Agreement”), effective as of January 1, 2010, is made on February 16, 2010 between Massey Energy Company, a Delaware corporation (the “Company”), and DON L. BLANKENSHIP (the “Executive”).

WITNESSETH:

WHEREAS, the Company and Executive previously entered into a Change in Control Severance Agreement on December 23, 2008 (the “Change in Control Agreement”); and

WHEREAS, the Company and Executive desire to amend the Change in Control Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements hereinafter set forth (including definitions of capitalized terms which are set forth in Section 23 and throughout the Change in Control Agreement) and intending to be legally bound hereby, the Company and Executive agree as follows:

1.  Section 2(b) of the Change in Control Agreement is amended to read as follows:

(b) Payments Upon Involuntary Termination Associated With a Change in Control. Subject to the provisions of Section 2(c) or Sections 3 and 6 hereof, in the event a termination described in Section 2(a) occurs, the Company shall pay and provide to Executive on or beginning, as applicable, the first business day that occurs following sixty (60) days after his Termination Date or, where Executive is entitled to benefits under this Agreement by reason of clause (ii) or (iii) of Section 2(a) above, the later of as soon as administratively feasible after the date an actual Change in Control occurs or the first business day that occurs following sixty (60) days after his Termination Date (contingent on the execution of the release without revocation as contemplated in Section 4 hereof):

(i) a lump sum cash payment equal to $5,500,000 plus 2.5 times Executive’s Base Pay (as defined in Section 23);

(ii) anypayment expressly due in connection with a Change in Control which is provided in Executive’s employment agreement (as of January 1, 2010 Executive’s employment agreement provides for an additional $2,000,000 payment if executive is entitled to payments and benefits under this Agreement);

(iii) any award under the Company’s long-term cash and equity incentive program, including stock option, restricted stock, restricted unit, other equity- or cash-based incentive awards or other equity- or cash-based incentive agreements, which by its terms vests in connection with the Change in Control, provided that payment of such award shall be determined solely by the terms of such award and any plan, program or arrangement which controls its determination and payment and provided, further, that any performance-based award relating to a performance period beginning after January 1, 2009 is hereby amended to eliminate vesting on the occurrence of a Change in Control (as defined herein) or change in control (as defined in connection with any such award); and

(iv) for a period of 24 months following his Termination Date, Executive shall continue to receive on a monthly basis the medical and dental coverage in effect on his Termination Date (or generally comparable coverage) for himself and, if applicable, his spouse and dependents, as the same may be changed from time to time for employees generally, as if Executive had continued in employment during such period; or, as an alternative, the Company may elect to pay Executive cash in lieu of such coverage in an amount equal to Executive’s reasonable after-tax cost of continuing comparable coverage, where such coverage may not be continued by the Company (or where such continuation would adversely affect the tax status of the plan pursuant to which the coverage is provided), with any such cash payments to be made in accordance with the ordinary payroll practices of the Company (not less frequently than monthly) for employees generally for the period during which such cash payments are to be provided.

(A) If Executive does not receive the cash payment described in the preceding sentence, the Company shall take all commercially reasonable efforts to provide that the COBRA (as defined in Section 23) health care continuation coverage period under section 4980B of the Code (as defined in Section 23) shall commence immediately after the foregoing 24 month benefit period, with such continuation coverage continuing until the end of applicable COBRA health care continuation coverage period.

(B) If Executive would have been eligible for post-retirement medical and dental coverage had he retired from employment during the period of 24 months following his Termination Date, but is not so eligible as the result of his Involuntary Termination Associated With a Change in Control, then at the conclusion of the benefit continuation period described in (A) above, the Company shall take all commercially reasonable efforts to provide Executive on a monthly basis with additional continued group medical and dental coverage comparable to that which would have been available to him from time to time under the Company’s post-retirement medical and dental program, for as long as such coverage would have been available under such program, or, as an alternative, the Company may elect to pay Executive cash in lieu of such coverage in an amount equal to Executive’s reasonable after-tax cost of continuing comparable coverage, where such coverage may not be continued by the Company (or where such continuation would adversely affect the tax status of the plan pursuant to which the coverage is provided), with any such cash payments to be made in accordance with the ordinary payroll practices of the Company (not less frequently than monthly) for employees generally for the period during which such cash payments are to be provided.

1.  Section 14(b) of the Change in Control Agreement is amended to read as follows:

(b) This Agreement will inure to the benefit of and be enforceable by Executive’s personal or legal representatives, executors, administrators, successors, heirs, distributees and legatees. Except as expressly provided in Section 2(b), this Agreement will supersede the provisions of any employment agreement between Executive and the Company that relate to any matter that is also the subject of this Agreement, and such provisions in such employment agreement will be null and void. The foregoing sentence shall have no impact on any outstanding agreement made with Executive under the Company’s long-term incentive program, including, stock option, restricted stock, restricted unit, other equity- or cash-based incentive awards or other equity- or cash-based agreements at any time in effect.

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and delivered as of the date first above written.

MASSEY ENERGY COMPANY

By:	/s/ John M. Poma
Name:	John M. Poma
Title:	Vice President and Chief Administrative Officer
/s/ Don L. Blankenship DON L. BLANKENSHIP